UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Better Home & Finance Holding Company
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

08774B508
(CUSIP Number)

1/0 Mortgage Investment LLC
215 NW 24th Street, Suite 501
Miami, Florida 33127
(786) 348-2280
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08774B508
1.	Names of Reporting Persons Riaz Valani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 437,651
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 437,651
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 437,651
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%(1)
14.	Type of Reporting Person: IN

(1) This percentage was calculated based on: (a) 8,497,010 shares of Class A Common Stock outstanding as of August 19, 2024, based on information disclosed in the Current Report on Form 8-K filed by the Issuer on August 19, 2024, and (b) 200,213 of shares of Class A Common Stock issuable upon conversion of the 200,213 shares of the Class B Common Stock Mr. Valani may be deemed to beneficially own.  See Item 5.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Better Home & Finance Holding Company, a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on September 1, 2023, as amended by Amendment No. 1 to the Schedule 13D filed on April 15, 2024 (“Amendment No. 1”) and Amendment No. 2 to the Schedule 13D filed on June 4, 2024 (“Amendment No. 2”, and as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.  This Amendment No. 3 is being filed to update the beneficial ownership of the Reporting Person to reflect recent transactions.

Effective August 19, 2024, the Issuer effected a 1-for-50 reverse stock split (the “Reverse Stock Split”) of its shares of Class A Common Stock, Class B common stock, par value $0.0001 per share (“Class B Common Stock”), and Class C common stock, par value $0.0001 per share. All references to share number in this Amendment No. 3 reflect the effects of the Reverse Stock Split.

Item 3.          Source and Amount of Funds or Other Consideration.

The information in Item 5 of this Amendment No. 3 is incorporated herein by reference.

Item 5.          Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) The number of shares of Class A Common Stock beneficially owned by the Reporting Person, including the number of shares over which the Reporting Person has sole or shared dispositive or voting power, is set forth on the cover page of this Schedule 13D and is incorporated by reference herein.

As of August 30, 2024, Mr. Valani is deemed to beneficially own 437,651 shares of Class A Common Stock consisting of: (i) 237,438 shares of Class A Common Stock held directly by 1/0 Mortgage Investment, LLC, (ii) 17,595 shares of Class B Common Stock held directly by the Green Trust, which are convertible into shares of Class A Common Stock on a one-for-one basis, and (iii) 182,618 shares of Class B Common Stock held directly by a member of Mr. Valani’s immediate family, which are convertible into shares of Class A Common Stock on a one-for-one basis.  Mr. Valani (x) is the manager of 1/0 Services LLC, which in turn is the manager of 1/0 Mortgage Investment, LLC, and (y) may be deemed to have investment and voting power over the Issuer securities directly held by the Green Trust and a member of Mr. Valani’s immediate family as described herein.  Therefore, Mr. Valani may be deemed to beneficially own the securities described in (i) through (iii) above, representing approximately 5.0% of the shares of Class A Common Stock outstanding.

The beneficial ownership percentages of the Class A Common Stock reported herein were based on 8,497,010 shares of Class A Common Stock outstanding as of August 19, 2024, based on information disclosed in the Current Report on Form 8-K filed by the Issuer on August 19, 2024, and the number of shares of Class A Common Stock issuable upon conversion of any Class B Common Stock beneficially owned by the Reporting Person.

(c) Except as set forth herein or on Schedule A attached hereto, the Reporting Person did not effect any transactions in Class A Common Stock during the 60-day period ended August 30, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2024

RIAZ VALANI

By: /s/ Riaz Valani

SCHEDULE A

Transactions in Class A Common Stock During the 60-day Period Ended August 30, 2024

Trade Date	Class A Common Stock Sold	Weighted Average Price Per Share	Name of Entity
08/29/2024	20,496	$16.12	1/0 Mortgage Investment, LLC
08/29/2024	1,500	$16.41	1/0 Mortgage Investment, LLC
08/30/2024	46,092	$15.97	1/0 Mortgage Investment, LLC

The above transactions were effected in the open market.